

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
W. Michael Kipphut
Executive VP and Chief Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive, Suite 2800
Tampa, FL 33602

  Re: **Sykes Enterprises, Incorporated**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 29, 2012
     Form 8-K filed on May 7, 2012
     File No. 000-28274

Dear Mr. Kipphut:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business

Clients, page 8

1. We note that AT&T Corporation represented 11.1% of total revenues in fiscal year 2011, 13.2% in fiscal year 2010, and 13.3% in fiscal year 2009. Please tell us what consideration you have given to including a description of any material agreements with AT&T Corporation. It appears that you continue to rely on this one customer for a large percentage of your revenues.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

2.   We note your disclosure on page 5 that the key driver of your revenues is increasing the capacity utilization rate in conjunction with seat capacity additions. We also note that in your Q4 2011 and Q1 2012 quarterly earnings conference calls you discuss the seat count for each quarter as well as your expectation to add approximately 3,700 seats on a gross basis in 2012. Please tell us what consideration you have given to disclosing the seat counts and capacity utilization metrics as part of your Management's Discussion and Analysis.

<u>Results of Operations, page 30</u>

3.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 33 that the revenues in the Americas segment in fiscal year 2011 increased due to new client programs and higher volumes within new and certain existing clients in addition to the higher acquisition-rates revenues of $4.2 million. Please tell us what consideration you have given to quantifying all of the sources that contributed to a material change and particularly disclosing the amount attributable to new versus existing clients.   Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

<u>Form 8-K filed on May 7, 2012</u>

4.   We believe the non-GAAP operating statement columnar format appearing in your first quarter's earnings release for fiscal 2012, and also in earnings releases for fiscal 2010 and 2011, conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G. Additionally, you should consider revising the descriptions for the columns labeled as "SYKES + ICT Reported" and "SYKES + ICT Adjusted"/"Adjusted" to "GAAP" and "Non-GAAP", respectively. Finally, if you present non-GAAP information for prior periods, the reconciliation from GAAP to non-GAAP should be presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief